November 26, 2007
VIA EDGAR TRANSMISSION
John Reynolds, Assistant Director
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Liberty Acquisition Holdings Corp. Amendment No. 3 to the Registration Statement on Form S-1 File No. 333-145559
Dear Mr. Reynolds:
     On behalf of Liberty Acquisition Holdings Corp., a Delaware corporation (the “Registrant”), we transmit herewith for filing with the Securities and Exchange Commission (the “Commission”), pursuant to Section 6 of, and Regulation C under, the Securities Act of 1933, as amended (the “Securities Act”), and Rule 101(a)(1)(i) of Regulation S-T under the Commission’s Electronic Data Gathering and Retrieval System (EDGAR), one complete electronic version of Amendment No. 3 (“Amendment No. 3”) to the Registrant’s Registration Statement on Form S-1 (File No. 333-145559), originally filed with the Commission on August 17, 2007 and amended on October 5, 2007 and November 9, 2007 (the “Registration Statement”), including one complete electronic version of the exhibits listed as filed therewith.
     Amendment No. 3 responds to the comments heretofore received from the Commission’s staff (the “Staff”) by letter dated November 21, 2007 (the “Comment Letter”) with respect to the Registration Statement.
     For the Staff’s convenience, the Staff’s comments contained in the Comment Letter have been restated below in bold type (the numbers thereof corresponding to the numbers of the Staff’s comments contained in the Comment Letter) and the responses to each comment appear immediately below such comment. For the further convenience of the Staff, to the extent there have occurred pagination changes with respect to certain text contained in the Registration Statement, the Registrant has indicated the new page numbers on which the beginning of such revised text now appears in Amendment No. 3. All capitalized terms used and not defined herein have the respective meanings assigned to them in Amendment No. 3.
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John Reynolds
Securities and Exchange Commission
November 26, 2007

General
1.	We note your response to comment one of our letter dated November 7, 2007, however, we reissue this comment in part. Please clarify if the company may seek a waiver from Liberty International or any other future blank check company to pursue a specific international business opportunity. Also, if the company will use the same search criterion listed on pages 56, 57, 62, and 63 to evaluate an international business opportunity, please clarify whether, or how, the company would factor in the international risks listed on page 43 as part of their search criterion.

In response to the Staff’s comment, the Registrant has revised the Registration Statement as requested to clarify that the Registrant (i) will not seek a waiver from Liberty International or any other future blank check company to pursue a specific international business opportunity and (ii) would consider the applicable risk factors related to international business opportunities described elsewhere in the Registration Statement if it did seek an international business opportunity. Please refer to pages 1, 11, 43, 58, 63 and 86 of Amendment No. 3, which reflect these revisions.

2.	On page 94, the company states that if the offering size increases, the sponsor co-investment will increase proportionately. In the appropriate places in the registration statement, please clarify the meaning of “proportionately.” Does this increased investment apply if the underwriters’ over-allotment option is exercised?

In response to the Staff’s comment, the Registrant has revised the Registration Statement as requested to clarify that an increase in the offering will result in an increase in the number of co-investment units that will be purchased by our sponsors by the same percentage that this offering is so increased. This increase would not apply in connection with an exercise of the underwriters over-allotment option. Please refer to pages 3, 10 and 94 of Amendment No. 3, which reflect these revisions.
Summary, page 1
3.	We note your response to comment 8 of our letter dated November 7, 2007, and we reissue our prior comment. On page 1, the company defines “public stockholders” as purchasers in this offering. We note that the term is used to describe a class of persons with certain substantive rights, such as redemption rights as described on page 19. Because of the narrow definition of public stockholders on page 1, it might appear that stockholders purchasing common stock in the aftermarket are not necessarily granted certain substantive rights because they were not “purchasers in this offering.” Please revise as appropriate.

John Reynolds
Securities and Exchange Commission
November 26, 2007

In response to the Staff’s comment, the Registrant has revised the Registration Statement as requested to clarify that the definition includes subsequent purchasers in the secondary market. Please refer to page 1 of Amendment No. 3, which reflects these revisions.
Proposed Business, page 56
Sources of Target Businesses, page 61
4.	We note your response to comment 15 of our letter dated November 7, 2007, and reissue the comment in part. On pages 61 and 62, the company discloses “it is possible that we may pay a break up fee to a finder in case of an uncompleted transaction ..., to the extent such amount was in excess of the budgeted working capital, it would be covered by the indemnification agreements with Messrs. Berggruen and Franklin.” Please clarify if all finder’s fees in excess of budget working capital would be covered by the indemnification agreements with Messrs. Berggruen and Franklin, or only those relating to break up fees. Also, please clarify whether the statement “[a]ny such fees or compensation paid to third parties would be paid out of interest earned on the trust account balance” means that any potential finder’s fee is limited to the interest earned in the trust, subject to the indemnification agreements with Messrs. Berggruen and Franklin. If not, please disclose the source of funding to pay for finder’s fees in excess of the interest earned in the trust and revise the use of proceeds section as applicable. Also, please disclose whether the source of these funds will factor in the determination of any compensation agreement with a third-party finder.

In response to the Staff’s comment, the Registrant has revised the Registration Statement as requested. Please refer to pages 62 and 63 of Amendment No. 3, which reflect these revisions.
Conflicts of Interest, page 82
5.	We note your response to comment 21 of our letter dated November 7, 2007, however, we reissue the comment. Please clarify if any entity where management owes a pre-existing fiduciary duty has an acquisition criterion that includes acquiring a $1 billion to $4 billion entity. Further, please clarify if the entities where management owes a pre-existing fiduciary duty have the sufficient size or wherewithal to compete with the company to acquire a $1 billion to $4 billion entity. As for GLG, if management is unable to present the requested analysis above, please explain the basis of the representation that “[the company does] not believe that the potential conflict of interest with GLG Partners will cause undue difficulty in finding acquisition opportunities ”

John Reynolds
Securities and Exchange Commission
November 26, 2007

In response to the Staff’s comment, the Registrant has revised the Registration Statement as requested. Please refer to pages 14, 35 and 86 of Amendment No. 3, which reflect these revisions.
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     The Registrant hereby acknowledges and undertakes to comply with the requirements of Rules 460 and 461 under the Securities Act with respect to requests for acceleration of effectiveness of the Registration Statement.
     Should any member of the Staff have any questions or comments concerning this filing or the materials transmitted herewith, or desire any further information or clarification in respect of Amendment No. 3, please do not hesitate to contact the undersigned by telephone at 212-801-9323.
     Thank you, in advance, for the Staff’s prompt attention to this filing.

Very truly yours,
/s/ ALAN I. ANNEX, ESQ.
Alan I. Annex, Esq.